

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

May 28, 2009

Mr. Mark R. Stauffer
Executive Vice President and Chief Financial Officer
Orion Marine Group, Inc.
12550 Fuqua Street
Houston, TX 77034

> **RE:** **Form 10-K for the fiscal year ended December 31, 2008**
> **Form 10-Q for the period ended March 31, 2009**
> **Schedule 14A filed on April 13, 2009**
> **File No. 1-33891**

Dear Mr. Stuaffer:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1. The file number listed on the cover page is 333-145588. Given the filing of the Form 8-A12B on December 19, 2007, it appears that the file number should actually be 1-33891. Please advise or revise accordingly.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Critical Accounting Policies, page 35

Goodwill, page 36

2. In the interest of providing readers with a better insight into management's judgments in accounting for goodwill and intangible assets, please consider disclosing the following in future filings:
   - The reporting unit level at which you test goodwill for impairment and your basis for that determination;
   - A qualitative and quantitative description of the material assumptions used when evaluating goodwill and intangible assets for impairment and a sensitivity analysis of those assumptions based upon reasonably likely changes; and
   - If applicable, how the assumptions and methodologies used for valuing goodwill and intangible assets in the current year have changed since the prior year highlighting the impact of any changes.

Liquidity and Capital Resources, page 39

3. Your credit facility agreement contains covenants that require you to maintain certain financial ratios, including net worth, fixed charge and leverage ratios, among other restrictions. In future filings, please disclose here or elsewhere in the filing the specific terms of any material debt covenants in your debt agreements. Please also disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date for any material covenants. This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts. Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary. Please show us in your supplemental response what the revisions, if any, will look like. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Contractual Obligations, page 42

4. In future filings, please revise your table of contractual obligations to include in a separate line item the estimated interest payments on your debt, instead of including them in the same line item as long-term debt obligations. Please also

disclose in a footnote to the table any assumptions you made to derive these
amounts.

Item 9A - Controls and Procedures, page 43

5. We note that your annual report on Form 10-K omits the disclosure required by
Item 307 (Disclosure Controls and Procedures) of Regulation S-K. Please amend
your annual report to correct this omission. You may satisfy this request by filing
an abbreviated amendment that consists of a cover page, an explanatory note,
revised Item 9A disclosure and updated versions of the certifications required by
Sections 302 (paragraphs 1, 2, 4, and 5 only) and 906 of the Sarbanes-Oxley Act
of 2002. We further note that your annual report does not contain any disclosure
about changes in your internal control over financial reporting pursuant to Item
308(c) of Regulation S-K. As you have disclosed the absence of such changes in
prior filings, please confirm to us that there have been no changes in your internal
control over financial reporting for purposes of Item 308(c) of Regulation S-K.

Item 15 – Exhibits and Financial Statement Schedules, page 46

6. It appears that the audit report on the financial statement schedule listed in the
index appearing under Item 15(2) is not signed. Similarly, it appears that the
consent filed as Exhibit 23.1 is also not signed. Please file an amendment to
correct these.

Consolidated Financial Statements and Supplementary Data

Note 11 – Income Taxes, page F22

7. It is not clear how you have met the disclosure requirements set forth in paragraph
21 of FIN 48, as illustrated in paragraph A33 of FIN 48. Please advise or revise
your disclosures in future filings accordingly.

SCHEDULE 14A DEFINITIVE PROXY STATEMENT FILED ON APRIL 13, 2009

Executive Compensation, page 14
Compensation Discussion and Analysis, page 14
Components of Executive Compensation, page 15
Performance-Based Incentive Compensation, page 16

8. With a view toward future disclosure, please provide us with a materially
complete description and analysis of the individual goals applicable to each of
your named executive officers, as well as the compensation committee's
assessment of how each officer performed with respect to those goals. In this

regard, we note your disclosure on page 17 that "certain individual goals were not met in full." Your description and analysis should identify both the goals that were not fully met and the officers who did not meet those goals.

9. We note your disclosure on page 17 that the compensation committee "awarded a supplement to the bonus to certain individuals." With a view toward future disclosure, please provide us with a materially complete description and analysis of the compensation committee's decision to award bonus supplements. In doing so, please identify the named executive officers who received supplemental awards and quantify the amounts of the awards. You should also address the impact, if any, that the unsatisfied individual goals had on the committee's decision to award the supplements.

Long-Term Incentive Compensation, page 18

10. We note your disclosure on page 18 that "[t]he Compensation Committee will determine on an annual basis who will receive awards under the LTIP and the limitations on those awards. The determination will be based on factors that normally apply to a company's decision to grant awards, i.e., performance and industry conditions." With a view toward future disclosure, please provide us with a materially complete description and analysis of the compensation committee's long-term incentive award determinations for 2008. In doing so, please address how the committee determined the number of shares underlying the option awards received by each named executive officer in 2008.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dorine Miller, Financial Analyst, at (202) 551-3711 or, in her absence, Dietrich King, Staff Attorney, at (202) 551-3338 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief